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File No. 333-259996
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FUNDRISE
INCOME FUND

An opportunistic investment strategy for income-focused investors

The current economic environment has created arguably the most attractive environment for private credit investments in a generation.

Rising interest rates have resulted in near-unprecedented dislocation in real estate credit markets. As a result, many top-tier real estate operators are facing liquidity shortfalls and are in need of near-term financing solutions to pay down existing loans or recapitalize certain assets.

With far more borrowers in search of capital than there are willing lenders, the cost of borrowing has skyrocketed. **This has created a rare window of opportunity for well-capitalized, experienced investors like the Fundrise Income Fund to bridge the gap via private credit.**

Learn more at fundrise.com/income.



EXAMPLE PROJECT

Busbee Mountain

Invested	Units	Location
$10.7 million	179	Asheville, NC

What is private credit?

Private credit is an asset class that consists generally of loans, fixed-income, or other structured investments that aim to deliver higher yields with lower overall risk when compared to equity investments.

FUNDRISE
INCOME FUND

Our track record

While this strategy is newly calibrated for the current environment, the Fundrise Income Fund is able to draw on a deep well of established partners and executional experience.

We've made hundreds of millions of dollars worth of mezzanine and preferred equity investments by working with some of the top banks, sponsors and capital brokers, establishing a reputation as a strong partner.

UNPARALLELED PRIVATE MARKET ACCESS

- **Low minimum**: Start investing with as little as $10
- **Quarterly liquidity**: No penalty or cost associated with redemption
- **Low fees**: No carried interest or transaction fees

Fund performance

8.03%
Annualized distribution rate

$598M
Net asset value (NAV)

Busbee Mountain is just one example of many projects in the Fundrise Income Real Estate Fund. You can view all of the assets in the Fund at fundrise.com/Income. Past performance does not guarantee future results. The net asset value (NAV) stated at $598 million reflects the value as of April 1, 2024. The annualized distribution rate of 8.03% is derived by annualizing the current month's distribution without compounding and dividing by the net asset value per share from the prior month. The current distribution rate shown may be rounded. The distribution rate will fluctuate and current performance may be lower or higher than the performance data quoted. Investors are advised to consider the investment objectives, risks, charges, and expenses of the Fund carefully before investing. This and other information can be found in the Fund's prospectus at fundrise.com/income. Read the prospectus carefully before investing.

@johnsfinancetips

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30 year rste
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harder to borrow money good news though
is anyone
24%
36%
Add
$300K
State
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is anyone who can lend
money to those who need
money
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A rise in interest rates presents an interesting

With interest rates through the roof lately,I have some good news and bad news. Bad news first, increased interest rates means that it's both more expensive and harder to borrow money

The good news though is that whoever can lend money to those who need money could potentially make some money.


those who can lend into the Gap but I'm not rich
but I'm not rich
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Uh….


who need money could potentially make some money
I like this
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uh let me explain
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A rise in interest rates presents an interesting opportunity for Private Credit. #fundrisepartner

Let me explain

Back a few years ago if you were a big time real estate investor looking at a $100M deal, you could come up with $25M of your own money and the bank would lend you $75M happy days. But that same deal today, because of the interest rates and all that. You would still put up $25M but the bank might only lend you $51M…which means you would be short $24M.

But that $24M shortfall presents an opportunity to those who can lend into the

gap.


those who can lend into the Gap but I'm not rich don't have to be my partners
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Carefully consider the investment objectives, risks, charges and expenses of The Fundrise Income Fund before investing. This and other information can be found in the Fund's prospectus
Includes paid promotion
ne. Read them carefully before investing. #incomefundmarketing
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Fundrise
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A rise in interest rates presents an interesting opportunity for Private Credit. #fundrisepartner

But I’m not rich..

Don’t have to be, my partners at the Fundrise Income Fund invest in Private Credit deals just like the example above. They source and lend to various deals around the country, and to get access tap the link in my bio or head to Fundrise.com to get started! Or comment below Fundrise 24 and I’ll send you the link.



some money uh let me explain back a few years ago if you were a big
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A rise in interest rates presents an interesting opportunity for Private Credit. #fundrisepartner
Description
Carefully consider the investment objectives, risks, charges and expenses of The Income Fund before investing. This and other information can be found in the Fund's prospectus fundrise.com/income. Read them carefully before investing.
#incomefundmarketing
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Apr 11
2024

EDUCATION / LETTERS TO INVESTORS

Strong first quarter results signal rebound for real estate

Ongoing improvement in property operations combined with stabilizing rates has driven strong positive performance that we expect to continue.

By the Fundrise Team | April 15, 2024



Flagship Fund
2.46%
First quarter 2024 return
Mar 28
$0.13
Mar 15
$0.05
Feb 29
$0.05
Jan 31
$0.02
Jan 9
$0.02
$11.15
$11.10
$11.05
$11.00
$10.95
$10.90
Jan 1
Feb 1
Mar 1
Apr 1

Originally published for investors on April 2, 2024

In our recent year-end letter to investors, we noted our belief that real estate prices had bottomed and that going into 2024 an improving interest rate environment along with strong operations would have a positive impact on returns.

So far, our expectations have largely proven correct. Through the first three months of the year, operating incomes have increased across much of the portfolio, benefiting from higher occupancy, as well as reductions in expenses such as taxes and insurance.

Strong Q1 performance

This growth in net income has directly translated to increased property values, with the Flagship Fund generating a positive return of approximately 2.46%[1] through the first quarter despite the fact that interest rates have yet to actually begin coming down. Meanwhile, the Income Fund has continued to benefit from the higher rate environment maintaining an annualized distribution rate of 7.91%.

To be fair, the magnitude of these returns represents only a portion of the ground to be made up relative to the total decline in real estate values that occurred since the peak in 2022. However, we believe this is just the beginning of a recovery that we expect to continue to gain momentum through the rest of the year.

As highlighted previously, we also expect the Flagship Fund will increasingly see the benefits from having much of its portfolio transition from being under development into stabilized operations. Assets that generated little to no income during construction have now delivered and are continuing to lease up, which should lead to increasing cash flows and the potential for greater value appreciation.

Buying the bottom

Meanwhile, a silver lining of the higher interest rates of the past 18+ months is that there's also been very little new construction taking place. According to NAHB, new multifamily starts fell by approximately 14% in 2023, and are expected to decline a further 20% in 2024. This means that over the next several years we can likely expect a period when there isn't enough new supply delivered to meet demand, which typically translates to stronger rent growth and higher returns for existing asset owners, aka our Fundrise Funds.

Although the vast majority of the institutional real estate industry entered a recession last year, the rebound in our returns is due to the continued strength of the underlying portfolio: buying the right asset type (residential instead of office), in the right location (sunbelt instead of large coastal cities), and applying modest leverage.

As a result of the sustained strong operating performance of the properties, we've been able to put our capital reserves to work as an active buyer through this period where prices have been arguably more attractive than at any other point in the last decade (Although we have been quiet as we went on offense, we'll have more to share on this in an upcoming investor letter).

Looking ahead

As always, the activities of today translate into the returns of tomorrow. We expect that as interest rates fall over the next several years, the assets acquired during this period of depressed pricing will be one of the largest drivers of outsized returns in the future.

Of course, knowing that buying the bottom is smart and actually doing it are two very different things. Most investors understand that they should be aiming to buy low and sell high, however study after study shows that, in fact, the opposite tends to occur with investors frequently selling positions after periods of low returns (or losses) and investing more into the assets that have most recently delivered the best performance.

As self-proclaimed "tortoises" (not "hares") we hold strongly to the belief that in the long-run patience wins out, and that those investors who share that belief with us will end up seeing the best performance in the end.

Onward.

Appendix

Exhibit A: 2024 YTD net returns of all client accounts of Fundrise Advisors by fund[2]

Fund name / Objective	Average principal[3]	Launch date	Net return
Registered Funds			
Flagship Real Estate Fund	$1,140,566,664	Jan 2021	2.45%
Income Real Estate Fund	$574,188,701	Apr 2022	1.85%
Innovation Fund	$122,218,895	Jul 2022	0.69%
Growth			
Growth eREIT	$210,522,102	Feb 2016	1.86%
Growth eREIT II	$131,761,222	Sep 2018	0.32%
Development eREIT	$108,766,242	Jun 2019	-0.27%
Fundrise eFund	$80,866,812	Jun 2017	0.11%
Growth eREIT III	$48,589,969	Feb 2019	3.04%
Growth eREIT VII	$69,695,954	Jan 2021	2.20%
Balanced			
East Coast eREIT	$115,257,357	Oct 2016	-1.33%
Heartland eREIT	$74,777,373	Oct 2016	1.55%
West Coast eREIT	$74,041,489	Oct 2016	2.15%
Balanced eREIT II	$39,369,004	Jan 2021	4.49%

Exhibit B: 2024 YTD net returns of all client accounts of Fundrise Advisors by investment plan objective[4]

Plan objective	Income	Balanced	Growth	Custom	Overall
Dividends	1.04%	0.47%	0.22%	0.60%	0.48%
Appreciation	0.80%	1.49%	1.46%	1.22%	1.35%
Net Total Return	**1.83%**	**1.95%**	**1.68%**	**1.82%**	**1.83%**

Exhibit C: Trailing 1-year and since inception net returns of registered funds through Dec 31, 2023

	1 year	Since inception
Flagship Real Estate Fund	-11.79%	11.85%
Income Real Estate Fund	7.93%	13.00%

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Disclaimers:

An investor in the Fundrise Flagship Fund should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The Fund’s prospectus contains this and other information about the Fund and may be obtained at fundrise.com/flagship. Investors should read the prospectus carefully before investing.

An investor in the Fundrise Income Fund should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The Fund’s prospectus contains this and other information about the Fund and may be obtained at fundrise.com/income. Investors should read the prospectus carefully before investing.

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1. This return figure is the cumulative net return for the period beginning January 1, 2024 and ending March 31, 2024, including both distributions earned and change in share value, and assuming no reinvestment of distributions.

2. The aggregate returns of Fundrise Advisors client accounts within the specified fund for the period indicated, calculated using the Modified Dietz method. Returns are inclusive of dividends and capital gains / losses, are net of fees, and include shares which were acquired via dividend reinvestment.

3. “Average principal” is the daily average invested capital in the indicated program during the period indicated, calculated using the Modified Dietz method. The average capital calculation weights individual cash flows (for example investments or redemptions) by the length of time between those cash flows until the end of the period. Flows which occur towards the beginning of the period have a higher weight than flows occurring towards the end.

4. Consists of the aggregate returns of Fundrise Advisors client accounts that have selected the indicated investment plan objective as of the end of the period indicated, calculated using the Modified Dietz method. The “Other” category includes custom (i.e. client-directed) plans. Net returns are inclusive of dividends and capital gains / losses, are net of fees, and include shares which were acquired via dividend reinvestment. “NAV distributions” (if any) are considered as part of the appreciation / price return component. Net returns do not include investments in the Fundrise Opportunity Fund, Innovation Fund, or Opportunistic Credit Fund.